FILED BY PANALPINA WELTTRANSPORT (HOLDING) AG

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PANALPINA WELTTRANSPORT (HOLDING) AG

FILE NO. 132-02826

CONNECT: MESSAGE TO EMPLOYEES

Basel, April 1, 2019

Update from the CEO

Dear Colleagues,

After several months of uncertainty, I now have news to share with you. As you know we have been working for many months on two alternatives - one with Agility and the second with DSV. Until late last week, our Board of Directors was closely weighing both options and spoke closely with both companies. In the end, the decision was difficult. The Board has finally taken a decision, and it is in favor of the DSV offer, somehow not what we all have hoped for.

DSV and Panalpina have reached an agreement on the terms and conditions of a combination by way of a Public Exchange Offer to all Panalpina shareholders.

What happened? DSV has submitted a revised offer, which is beyond imagination and unseen in this industry. It is however not only the financial side, but also the perceived industrial merit of both companies together. The DSV management has given their commitment to different soft factors, that will allow the Panalpina Spirit and its Swiss heritage to continue to exist in the joined company.

You may be asking what next? Well, it will take several months for the offer to conclude—likely until Q4. Until then we have to continue to execute on our strategy and deliver best possible financial results. It shall be our aim and pride to handover a well run and profitable company at the closing.

Whilst the BoD has reached an agreement, the closing of the deal is subject to the approval of certain regulatory bodies and authorities and the acquisition and merger is not yet a reality. If the offer is successful, DSV and Panalpina join together and become one of the world’s largest transport and logistics companies with a pro forma revenue of approximately 17.7 billion CHF and a workforce of more than 60,000 employees operating in 90 countries. The company would be:

• Top 4 globally within freight forwarding and logistics

• Airfreight — a new global no. 2

• Ocean freight — a new global no. 4

• Panalpina’s customer will now have access to DSV’s strong Road network in Europe

You may want to know what becomes of our brand and long history. Following completion, DSV will propose to its shareholders, at an extraordinary general meeting, to have the company registered as “DSV Panalpina A/S”, which reflects the long, rich history of both companies and our special “Swissness”.

The DSV management has also made it clear at several occasions during the discussions that they care about people and customers and will do what is necessary to protect both of them, so that the success of Panalpina continues beyond this acquisition.

Once the deal is approved, integration proceedings will begin. The BoD has negotiated that there are both Panalpina and DSV members on the integration committee. It will include a thorough research phase to map the two organisations and activities in detail. Once that is done, management of DSV Panalpina will be able to make informed decisions about exactly how to

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integrate the two companies, including the question of staff. I want to be honest here: normally, in such cases there are duplicate functions but DSV has agreed that the best fit for the job will be selected and best of both company’s practices will be continued.

The best way to keep as many jobs as possible in the new organization, is to keep doing our jobs and to deliver value to our customers and retain as many of them as we can. Remember: the more customers we have, the more jobs we are likely to retain.

I am sure that is a lot for all of you to digest, and I encourage you to take the time to speak with your colleagues and managers and express the feelings that you have. Clear and transparent communication is essential at this time and I promise you that I will do my best to continue to give you this transparency and reassurance as much as I can in the coming months.

Jens Bjorn Andersen, the CEO of DSV, is flying to Basel this afternoon to meet with our PAC leadership team. He will also have a joint call with me and our regional leadership and country managers. I see this as a very powerful message about his commitment to Panalpina’s employees and customers, as well as an openness to enable Panalpina’s strong culture to positively influence DSV.

I close this message with two words: Pride and hope. Pride is for what each and every one of you should feel. We have a great company and we have managed to attract two suitors who wanted to join forces with us to make a bigger, more powerful company. And hope for the future: the future of DSV Panalpina A/S and our new journey.

Sincerely yours,

Stefan #inmotion

Brgds,

Stefan Karlen

President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that reflect our current expectations and views of future events. Some of these forward-looking statements can be identified by terms and phrases such as “estimate,” “expect,” “target,” “plan,” “project,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected financial results and characteristics of the combined company; expected timing of the launch and closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; and the expected benefits of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Risks and uncertainties include: the ability of DSV A/S (“DSV”) to integrate Panalpina Welttransport (Holding) AG (“Panalpina”) into DSV’s operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Panalpina) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in DSV’s and Panalpina’s public disclosures.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the risk factors included in any public disclosures of DSV or Panalpina, and the Registration Statement on Form F-4 (the “Registration Statement”) that DSV plans to file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the transaction if a vendor placement is not implemented. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no

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obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document does not constitute or form part of any offer to exchange or acquire, or a solicitation of an offer to exchange or acquire all of the registered shares of Panalpina (the “Panalpina Shares”).  This document is not a substitute for the (i) Swiss offer prospectus, (ii) listing prospectus for new DSV shares or (iii) the preliminary prospectus / offer to exchange expected to be included in the Registration Statement to be filed with the SEC if a vendor placement is not implemented with respect to the holders of the Panalpina Shares who are located in the United States and are not qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) ((i) to (iii) collectively, the “Offer Documents”). The Offer referenced in this document has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or pursuant to a vendor placement or another applicable exception from the registration requirements pursuant to the U.S. securities laws.

YOU ARE URGED TO READ THE OFFER DOCUMENTS (INCLUDING, IF FILED, THE REGISTRATION STATEMENT) AND ALL OTHER RELEVANT DOCUMENTS THAT DSV OR PANALPINA HAS FILED OR MAY FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SWISS OR DANISH REGULATOR WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DSV, PANALPINA, THE TENDER OFFER AND RELATED MATTERS.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Neither DSV nor Panalpina accepts any responsibility for any violation by any person of any such restrictions. The Offer Documents and other documents referred to above, if filed or furnished by DSV with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to DSV A/S Hovedgaden 630 - P.O. Box 210; 2640 Hedehusene, Denmark or calling +45 43 20 33 92 or +45 43 20 31 93.

-ENDS-